UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Azure Dynamics Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05500N
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05500N
1.	Names of Reporting Persons. AGF Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario CANADA

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power

	6.	Shared Voting Power 24,296,600

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,296,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,296,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.02%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05500N
1.	Names of Reporting Persons. AGF Investments Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario CANADA

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power

	6.	Shared Voting Power 24,296,600

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,296,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.02%

12.	Type of Reporting Person (See Instructions) CO

SCHEUDLE 13G

Item 1.
(a) Name of Issuer: Azure Dynamics Corporation
(b) Address of Issuer's Principal Executive Offices: 14925 Eleven Mile Road Oak Park, MI 48237-1013
Item 2.
(a) Name of Person Filing AGF Management Limited and AGF Investments Inc.
(b) Address of Principal Business Office or, if none, Residence P.O. Box 50, Toronto Dominion Bank Tower, 31st Floor Toronto, Ontario, M5K 1E9
(c) Citizenship Canadian
(d) Title of Class of Securities Azure Dynamics Corporation (Common Stock)
(e) CUSIP Number 05500N

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) [X] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount beneficially owned: 24,296,600
(b) Percent of class: 4.02%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote: 24,296,600
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of: 24,296,600

Item 5.	Ownership of Five Percent or Less of a Class: [ ] Not applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

This statement is being filed to report the fact that the reporting person has become the beneficial owner of more than five percent of the class of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. See “Exhibit A”

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification

     (b)  The  following  certification  shall be included if the  statement  is filed pursuant to Rule 13d-1(c):

          By signing  below I certify  that,  to the best of my  knowledge  and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or  influencing the control of the issuer of the  securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2010
Date

/s/ Jacqueline Sanz
Signature

Jacqueline Sanz, Vice President, Corporate Compliance and Oversight, Chief Privacy Officer
Name/Title

Exhibit A

AGF Management Limited
(100% directly or indirectly)
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AGF Investments Inc.